FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03058996

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



SEC MAIL PROCESSING
RECEIVED
MAY 14 2003
WASH., D.C. 181 SECTION

For the period from May 3, 2003 to May 7, 2003

Commission File Number 000-26854

Metallica Resources Inc.

(Translation of registrant's name into English)

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 CANADA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______ No __X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By: 

Name: Bradley J. Blacketor
Title: Chief Financial Officer and Secretary

Date: May 7, 2003

The following exhibit is filed under this Form 6-K:

EXHIBIT A: 2002 Annual Report



Metallica Resources Inc.







2002 annual report

Corporate profile

Metallica Resources Inc. will continue to deliver value to its shareholders through the identification, evaluation and acquisition of both precious and base metal properties. It is proactive in this pursuit throughout the Americas and selective to it elsewhere in the world. Metallica manages its business risk by pursuing projects in politically stable countries that are amenable to mineral development. It targets projects where a mineral resource is known to exist or is strongly indicated by surface samples, proximity to known deposits, or occurrences along favourable geologic trends.

Metallica is unique for a small company in that it has two quality assets that most assuredly will become future mines. With its recently acquired 100% interest in the Cerro San Pedro gold and silver project in Mexico, Metallica has adopted an aggressive development plan that could allow Metallica to become a producing precious metals company by the fourth quarter of 2004. In addition to the Cerro San Pedro project, the El Morro copper-gold project in Chile has the potential to be a world-class copper-gold mine.

Annual general meeting

The annual general meeting of shareholders is scheduled to be held at 4:00 p.m. on Tuesday, June 3, 2003, at The Ontario Club, Commerce Court South, Toronto, Ontario, Canada. All shareholders are invited to attend.

Table of contents



Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission ("SEC") permits mining companies, in their filing with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain items in this annual report, such as "mineral resources," "measured," "indicated" and "inferred resources" that the SEC guidelines prohibit us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, which is available by contacting the Company.

All amounts herein are stated in U.S. dollars unless otherwise noted.

Highlights

- **Increased participation to 100% at Cerro San Pedro, resulting in Metallica's mineable reserves totaling 1.8 million ounces of gold equivalent**
- **Successfully raised $9.6 million equity financing (March 2003) for acquisition and initial development at Cerro San Pedro**
- **Increased resource base at El Morro as a result of expanding the tonnage of secondary mineralization by 72%**



Metallica's resources
(in million ounces of gold and gold equiv.)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
2.9
1.3
2.2
6.4
(in billion pounds of copper)
1.9
Cerro San Pedro
Gold¹
Silver as gold equiv.¹,³
El Morro
Gold²
Total gold equiv.³
El Morro
Copper²
Measured and indicated resources
Inferred resources

1) 0.3 g/t Au cut-off
2) 30% of total El Morro inferred resources at 0.4% Cu cut-off
3) Gold equivalent calculated at 70:1 silver to gold ratio



Metallica's reserves
(in million ounces)
1.2
0.6
1.8
Gold
Silver as gold equiv.³
Total gold equiv.³



Metallica's gold equivalent reserves at various gold prices
(in million ounces)
1.4
1.8
2.1
2.4
2.5
$275
$325
$350
$375
$400
Gold price ($/oz)

To our shareholders

Emergence of a significant gold producer

As we enter 2003, Metallica is now poised to move from the ranks of an exploration company to that of a producing precious metals mining company. This transition was made possible with the acquisition of the 50% interest in the Cerro San Pedro project in Mexico, not already owned by Metallica, and the completion of a financing in early 2003. This financing will fund initial development planned for the project in 2003.

In addition to the positive developments at Cerro San Pedro, another successful exploration drilling program was completed on the Company's El Morro copper-gold project in Chile. The exploration campaign succeeded in further increasing the inferred resources on the project. Additional drilling was completed on two other properties, Los Colorados in Chile and Mara Rosa in Brazil.

During 2002, approximately $5.1 million was spent on Metallica's properties with approximately $4.5 million of this amount spent by its joint venture partners. Through its joint venture agreements, Metallica has successfully leveraged the amount of its own money spent to advance its projects over the past several years.

The management of Metallica is optimistic and excited about the future of the Company and its prospects for adding shareholder value during the coming year.

Cerro San Pedro – Mexico

In February 2003, Metallica announced that it had entered into an agreement to purchase Glamis Gold Ltd.'s ("Glamis") 50% interest in the Cerro San Pedro project for $18 million. Metallica will now have a 100% controlling interest in the project. In conjunction with the acquisition, Metallica completed an approximate $9.6 million financing in March 2003. This financing will allow Metallica to make the initial $7 million cash payments to Glamis and provide sufficient working capital to advance the project to the construction phase.

The Cerro San Pedro gold and silver heap leach project, located approximately 20 kilometres from the city of San Luis Potosi, has superb infrastructure and services. The project has received all federal, state and local permits necessary to commence construction, subject to compliance with certain items within the permits. Glamis maintained all the permits in good standing during 2002 while completing a limited amount of project development work.

The project has been the subject of three feasibility studies over the past five years with the most recent completed by Glamis in November 2000. It is the Glamis run-of-mine, heap leaching feasibility study that will serve as the basis for the development of the project. With gold prices higher than two years ago, Metallica has recently revised its mineable reserves to approximately 1.2 million ounces of gold and 47 million ounces of silver based on gold and silver prices of $325 and $4.62 per ounce, respectively. This mineable reserve equates to approximately 1.8 million ounces of gold equivalent. Metallica's development plan includes contract mining, which will reduce the capital cost of the project to $25 million.

Metallica is actively pursuing the development of the Cerro San Pedro project. Currently, Metallica is hiring qualified personnel, selecting contractors and starting detailed engineering. Approximately $2 million will be spent on initial project development during 2003. Subject to project financing, construction of the mine is scheduled to start in the fourth quarter of 2003 with commissioning expected in late 2004.

El Morro – Chile

Another area of positive development for the Company occurred at the El Morro copper-gold project in Chile. The Company's joint venture partner on the project, Noranda Inc. ("Noranda"), completed 15,368 metres of drilling at a cost of approximately $4 million during the 2002 field season. This drilling program was successful in increasing the inferred resource base that was defined at the La Fortuna area last year. The drilling campaign at La Fortuna substantially increased the tonnage of secondary (supergene) mineralization of the inferred resource for the project by 72%. The inferred resource, estimated by Noranda, is now 465 million tonnes at 0.61% copper and 0.50 grams per tonne gold at a 0.4% copper cut-off grade. The increase in near-surface secondary mineralization is of particular importance as it may potentially enhance the economics of the project.

Another significant result from that campaign was the discovery of mineralization at depths below the current inferred resource. Hole DDHF-39 averaged 0.65% copper and 0.53 grams per tonne gold over its entire length of 970 metres and extended the mineralization 325 metres below the current inferred resource. Additional drilling will be required to better define and test the lower limits of this world-class deposit.

Noranda is planning a budget of approximately $1 million in 2003. Included within this budget is the final $500,000 payment to BHP Minerals, the payment of on-going land-holding costs and a provision for some additional metallurgical work. Noranda's plans for the next Andean field season, which starts in the third quarter of 2003 and ends in the second quarter of 2004, are uncertain at this time. The project continues to have significant exploration upside with an already inferred resource of approximately 6.2 billion pounds of copper and 7.4 million ounces of gold.

Other projects

In addition to the work at the Cerro San Pedro and El Morro projects, Metallica drilled two exploration properties and continued with its generative exploration and acquisition efforts. It completed approximately 1,550 metres of drilling at its 100%-owned Los Colorados property in Chile. Los Colorados was one of the targets identified as part of the MIMK exploration program aimed at discovering another El Morro-type of deposit. The program did not identify significant copper mineralization but gave Metallica a better understanding of the El Morro-type copper-gold system. Metallica also completed approximately 940 metres of core drilling on three different gold targets on its large Mara Rosa project in Brazil. These exploration holes failed to encounter ore grade mineralization.

Outlook for 2003

Metallica is looking towards an exciting future as we soon join the ranks of gold producers. Management and the Board of Directors are committed to advancing the Cerro San Pedro project to production and working with Noranda to fully evaluate the economic potential of the El Morro project. Meanwhile, Metallica's experienced and focused management group will continue to aggressively identify, evaluate and acquire new precious metal or base and precious metal projects throughout the Americas that will offer valued growth for the Company.

On behalf of all of the directors and employees of Metallica, we would like to thank the shareholders for their continued support over the years. I would also like to thank the directors and employees for their dedication and efforts to make Metallica a success for all of the stakeholders of the Company.

On behalf of the Board of Directors,



Richard J. Hall
President and Chief Executive Officer

April 15, 2003


Monterrey
Cerro San Pedro project
Mexico City

Cerro San Pedro project

The Cerro San Pedro ("CSP") gold and silver heap leach project is located in the historic Cerro San Pedro mining district in the State of San Luis Potosi, Mexico. This mining district has supported various periods of significant mining activity over the past 400 years. The project is located 20 kilometres northeast of the city of San Luis Potosi, the state capital with a population of approximately one million people.

Increased participation to 100%

Metallica is now the 100% owner of the CSP project. On February 12, 2003, Metallica purchased Glamis Gold Ltd.'s ("Glamis") 50% interest in Minera San Xavier, S.A. de C.V. ("MSX"), the owner of the CSP gold and silver project, for $18 million. Glamis will also receive a sliding scale royalty when monthly average gold prices exceed $325 per ounce.

The payment terms for the $18 million purchase price are as follows:

1) $2.0 million paid at closing,
2) $5.0 million due on or before August 12, 2003,
3) $6.0 million due in cash or in Metallica common shares on February 12, 2004,
4) $2.5 million due upon commencement of commercial production, and
5) $2.5 million due one year after commencement of commercial production.

Feasibility study update

Glamis completed an update of previous feasibility studies using a run-of-mine ("ROM") development plan in November 2000. The ROM development plan resulted in the elimination of a three-stage crushing circuit, which was proposed by an earlier joint venture partner, thereby significantly reducing the project's capital cost requirement from $68 million to $45 million. In February 2003, Metallica revised the ROM development plan to provide for contract mining. The use of contract mining further reduces the project's capital cost to approximately $25 million, a result of eliminating the need to purchase the mining fleet.

Metallica also updated the mineral reserve estimate using a higher gold price due to the strengthening of the gold market. Based on a $325 per ounce gold price and a $4.62 per ounce silver price, the mineral reserves stand at 61.1 million tonnes grading 0.59 grams per tonne gold and 24.0 grams per tonne silver representing 1.8 million ounces of gold equivalent. The gold equivalent reserves increase to 2.1 million ounces at a $350 per ounce gold price and a $5.00 per ounce silver price.

The CSP mine will be an open pit mining operation with an overall waste-to-ore stripping ratio of 1.2:1 and an annual treatment capacity of 7.5 million tonnes of ore per year. Ore will be transported from the mine to the leach pad via a two-kilometre haul road. Solution is pumped onto the ore, with the resultant pregnant solution flowing from the leach pad to the pregnant solution pond. The pregnant solution is then subjected to a series of processing steps with the resultant solution being filtered to recover the precious metals.

Based on the mineral reserves stated below, annual production is projected at 90,000 ounces of gold and 2.1 million ounces of silver, which equates to approximately 120,000 ounces of gold equivalent per year over a mine life of 8.3 years. Cash operating costs, net of silver credits, are estimated at $177 per ounce.

Cerro San Pedro project
Run-of-mine development plan

Highlights	
Mineral reserves	1.8 million ounces of gold equivalent
Ore throughput	7.5 million tonnes per year
Stripping ratio	1.2:1
Mine life	8.3 years
Average annual production	120,000 ounces of gold equivalent
Average gold recovery	63%
Average silver recovery	35%
Estimated capital costs	$25 million
Cash operating costs†	$177 per ounce
Total production costs†	$237 per ounce

† Cash operating costs and total production costs per ounce data are calculated in accordance with the Gold Institute Standard.

Cerro San Pedro project
Mineral reserves and resources

Metallica (100%)	Category	Tonnes (000s)	Au grade (g/t)	Ag grade (g/t)	Au equiv. grade (g/t)	Ounces Au[5] (000s)	Ounces Ag[5] (000s)	Ounces Au equiv.[5] (000s)
Mineral reserves[1,2]	Proven and probable	61,056	0.59	24.00	0.93	1,150	47,081	1,823
Mineral resources[1,3,4]	Measured	114,174	0.59	20.18		2,166	74,078	3,224
	Indicated	33,866	0.49	12.55		534	13,664	729
	Total	148,040	0.57	18.43		2,700	87,742	3,953
	Inferred	11,650	0.48	9.07		180	3,398	229

1) Mineral reserves and resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Mineral reserve and resource estimates were prepared by William L. Rose, WLR Consulting, Inc., Qualified Person, as that term is defined in National Instrument 43-101.

2) Mineral reserves have been estimated at a price of $325 per ounce gold and $4.62 per ounce silver.

3) Mineral reserves are contained within mineral resources.

4) Mineral resources have been estimated at a cut-off grade of 0.30 grams per tonne gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

5) Contained ounces figures are before mill recovery factors are applied.

Upon receipt of final engineering cost estimates by Washington Group International, Inc., an international engineering and construction contractor with over $3 billion in annual revenues, Metallica will prepare a Technical Report in accordance with National Instrument 43-101 to address economic variables associated with the updated mineral reserve estimate. Metallica anticipates that the Technical Report will be completed by June 2003, at which time economic data on the project will be released.

Project development

The ROM development plan required amendments to the federal and state mining permits, which had previously been issued to MSX. In April 2002, the approval of the last of these amendments was received by MSX. The CSP project now has all the federal, state and local permits that are necessary to begin construction of the mine. However, certain conditions identified in the permits must be completed prior to commencing mine construction. One condition is for MSX to stabilize and to install blast monitoring equipment at the historic Cerro San Pedro Apostle Church, due to its proximity to the planned open pit. Another project that is currently underway is the completion of an archeological survey by a Mexican governmental agency in the area of the proposed leach pad. It is anticipated that both of these projects, along with other conditions identified in the mining permits, will be completed by mid-2003.

Cerro San Pedro project
Gold equivalent production


140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Gold equivalent ounces
Average production 120,000 oz per year
1 2 3 4 5 6 7 8 9
Operating year
Gold
Silver as gold equivalent

The mining permits also require that the Company offers to relocate the residents who live in the immediate vicinity of the proposed mine pit. These families will be relocated at their request to new homes, in the village of Cerro San Pedro, that are further away from the proposed mine pit. To date, two houses have been built and Metallica anticipates that five additional houses may be required.

Cerro San Pedro project
Proposed site plan


Cerro San Pedro Village
EAST WASTE DUMP
OPEN PIT
LEACH PAD
2070 m Elevation Fill
PHASE 2
PHASE 1
PHASE 3
Leach Ponds and Process Plant
PROPERTY BOUNDARY
WEST WASTE DUMP
Run-of-Mine Haul Road
Existing Road
Relocated La Zapatilla Village
Office and Truck Shop
1 km



Model relocation home at Cerro San Pedro village

Metallica is adopting an aggressive schedule to put the CSP project into production. Project staffing, contractor selection and detailed engineering are currently underway. Approximately $2.0 million will be spent on initial project development during 2003. Subject to financing, construction of the mine is anticipated to begin in the fourth quarter of 2003 with commissioning scheduled for late 2004.



Cerro San Pedro Apostle Church

Cerro San Pedro project
Development schedule

	1Q 2003	2Q 2003	3Q 2003	4Q 2003	1Q 2004	2Q 2004	3Q 2004
Recruiting & staffing							
Permit compliance							
Contractor selection							
Engineering							
Construction financing							
Start of construction							
Start of operations							








El Morro project
La Serena
Santiago
Punta Arenas

El Morro project

Metallica's 100%-owned El Morro copper-gold project is located about 80 kilometres east of the city of Vallenar in north-central Chile. It is situated along one of the most prolific copper belts in Chile.

Noranda Inc. ("Noranda") is the project operator and has an option to earn a 70% interest in the project. As of December 2002, Noranda had completed its $10 million work commitment on the project, over two and one-half years earlier than required under the agreement. Noranda must continue to maintain the project in good standing and fund all exploration costs until such time as it makes a $10 million payment to Metallica, which is due by September 2005. Noranda is also required to complete a bankable feasibility study for the project by September 2007. Furthermore, if requested by Metallica, Noranda has the obligation to provide 70% of Metallica's 30% of the capital required to develop the project.

2002 exploration program

During 2002, Noranda completed 15,368 metres of drilling in 19 core holes and 21 reverse circulation rotary holes on the project. The drilling campaign was carried out on both the La Fortuna and El Morro areas, which are the known areas of copper-gold mineralization, and on a number of other exploration targets within the 16,000-hectare land package.

At the La Fortuna area, the drilling campaign was highly successful at expanding the extent of the known resource. Additional near-surface, secondary (supergene) copper mineralization was found to the north and northwest of previously identified mineralization. This discovery resulted in an increase of 72% in the tonnage for secondary copper mineralization in the inferred mineral resource. The location of this additional secondary copper mineralization may improve the project's economics, as it would reduce the waste-to-ore ratio of an open pit mine.



El Morro project – La Fortuna area

Another success of the drilling campaign is the extension of copper-gold mineralization below the inferred mineral resource. Drill hole DDHF-39, drilled in the centre of the La Fortuna deposit, averaged 0.65% copper and 0.53 grams per tonne gold over its entire length of 970 metres. This hole extended mineralization approximately 325 metres below the current inferred mineral resource at grades averaging 0.55% copper and 0.46 grams per tonne gold. This intersection from the only deep hole of the program clearly illustrates that the deposit remains open for major extensions with the potential for further additions to the mineral resource.

Based on these encouraging results, Noranda updated its 2001 inferred resource estimate. The inferred resource currently stands at 465 million tonnes grading 0.61% copper and 0.50 grams per tonne gold at a 0.4% copper cut-off grade. This equates to 6.2 billion pounds of copper and 7.4 million ounces of gold.

In the El Morro sector of the project, located approximately five kilometres northwest of the La Fortuna area, Noranda drilled three holes totaling 1,094 metres. The El Morro mineralized area, defined by secondary copper mineralization, is approximately 1,000 metres by 400 metres averaging 0.5% copper in a 130-metre thick zone. The mineralized zone remains open to the northeast and at depth.

El Morro project (100%)
Inferred mineral resources



8.0
6.0
4.0
2.0
0.0
Copper (billion pounds)
7.3
8.8
6.2
7.4
5.0
5.6
10.0
8.0
6.0
4.0
2.0
0.0
Gold (million ounces)
0.3%
0.4%
0.5%
Copper cut-off grade
Copper
Gold

El Morro project (100%)
Mineral resources

La Fortuna deposit	0.3% Copper cut-off			0.4% Copper cut-off			0.5% Copper cut-off		
	Tonnes (000s)	Cu (%)	Au (g/t)	Tonnes (000s)	Cu (%)	Au (g/t)	Tonnes (000s)	Cu (%)	Au (g/t)
Supergene mineralization	122,000	0.66	0.32	103,000	0.71	0.35	85,000	0.77	0.37
Primary mineralization	468,000	0.53	0.50	362,000	0.58	0.54	255,000	0.64	0.56
Total inferred resources[1,2]	590,000	0.56	0.46	465,000	0.61	0.50	340,000	0.67	0.51

1) The mineral resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. The resources estimate has been prepared by Noranda under the supervision of John Sullivan, Director of the El Morro project, and Stanley Clemmer, Senior International Geologist, both of Noranda Chile Ltda., the Qualified Persons as that term is defined in National Instrument 43-101.

2) Mineral resources do not have demonstrated economic viability.

2003 outlook

Noranda's budget for 2003 is approximately $1 million. Included in this budget is the final payment of $500,000 to BHP Minerals for some land contained within the El Morro land package. Following completion of this payment, Metallica will own all of the ground within the El Morro project area with the exception of a single claim, which will require a final $400,000 payment upon commencement of commercial production. Two parcels of ground, including the BHP ground, have production royalties attached to them.

Because of its aggressive spending on the El Morro project over the past two years, Noranda's budget for the field season ending in June 2003 does not include any funds for drilling. This is in part due to the fact that Noranda has met its $10 million work commitment on the project and therefore has elected to take a more passive approach to the project during this field season. Noranda will continue its environmental monitoring activities and conduct additional metallurgical work.

El Morro project
La Fortuna deposit


N
Expanded Secondary Zone
Central Copper = Gold Porphyry Core
2200 NW
F-25
F-24
F-39
F-19
F-12A
Pre – 2002 Drill Holes
2002 Drill Holes
250 m

Section 2200 NW – Copper zoning


4200m
4000m
3800m
3600m
3400m
3200m
3000m
F-12A
F-39
F-19
F-24
F-25
Overburden
Leached Zone
Secondary Zone
0.99, 0.45
456m
0.61, 0.58
476m
0.47, 0.56
208m
0.56, 0.89
406m
Primary Zone
Volcanic Rocks
Lower Limit of Current Inferred Resource
0.65, 0.53
970m
200 m
DDH Intersection
%Cu, g/t Au
Length m
Copper Contours
> 1.0%
0.6 – 1.0%
0.3 – 0.6%
0.1 – 0.3%
< 0.1%

Section 2200 NW – Gold zoning


4200m
4000m
3800m
3600m
3400m
3200m
3000m
F-12A
F-39
F-19
F-24
F-25
Overburden
Leached Zone
Secondary Zone
0.99, 0.45
456m
0.61, 0.58
476m
0.47, 0.56
208m
0.56, 0.89
406m
Primary Zone
Volcanic Rocks
Lower Limit of Current Inferred Resource
0.65, 0.53
970m
200 m
DDH Intersection
%Cu, g/t Au
Length m
Gold Contours
> 1.0 g/t
0.6 – 1.0 g/t
0.3 – 0.6 g/t
0.1 – 0.3 g/t


MIMK project
La Serena
Santiago
Punta Arenas

MIMK project

2002 project development

MIMK is a generative project exploring for El Morro-type copper-gold porphyry deposits in north-central Chile. During 2002, mapping and sampling continued on six previously identified El Morro-type anomalies. As a result of this work, one of the properties was drilled, two were recommended for further work and three were abandoned.

Metallica obtained encouraging results at the Los Colorados property from its detailed mapping, sampling and induced polarization (IP) geophysical survey. The Company proceeded with approximately 1,550 metres of combined core and rotary drilling in six widely spaced holes. Although the drilling did not intersect economic copper or gold mineralization, the data collected from the drill holes will assist Metallica in developing a better geological understanding of the region.

2003 outlook

The evaluation of existing, and identification of additional, El Morro-type copper-gold porphyry targets will be aggressively pursued in 2003. Based on the considerable knowledge gained from study of the El Morro deposit and the MIMK project, the Company intends to continue with its systematic evaluation of El Morro-type targets with the objective of advancing priority targets to the drilling stage. Approximately $250,000 has been budgeted for the MIMK exploration program for 2003. This budget does not include a provision for drilling.

MIMK project


Vallenar
Caballo Muerto
Los Colorados
El Morro
Los Naranjos
Chile
Argentina
Pascua
N
MIMK project:
Los Naranjos
Los Colorados
Caballo Muerto
Existing projects:
El Morro (Metallica/Noranda)
Pascua (Barrick)
City/Town
0 10
km



Management's discussion and analysis

The following discussion and analysis of results of operations and liquidity and capital resources should be read in conjunction with the Metallica Resources Inc. (the "Company") Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). For a reconciliation to U.S. GAAP, see Note 13 to the Consolidated Financial Statements. All amounts stated herein are in U.S. dollars, unless otherwise noted.

Results of operations

The Company's current business activity focus is on the exploration and, if practicable, the development of precious and base metal deposits. All costs relating to the Company's exploration activities, other than grass-roots exploration, which is expensed as incurred, are capitalized until such time as a decision is made to proceed with the development phase of each project. In the event the Company elects to proceed with development of a project, the capitalized exploration expenditures and subsequent development costs will be depleted on the unit of production basis as the estimated total reserves are mined. Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent that the net book value of the property exceeds the estimated future net cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered. As a result of these potential write-offs and write-downs from exploration activities, the net income or loss of the Company may be volatile.

The Company has incurred losses in each of the last five fiscal years due to the lack of an operating property or other revenue generating activity. Management anticipates that net losses of the Company will continue for at least the next two years as a result of ongoing corporate general and administrative expense; exploration expense; reclamation expense; and write-downs of mineral properties and deferred exploration expenditures. With the acquisition of its joint venture partner's 50% interest in the Cerro San Pedro project subsequent to year-end, the Company anticipates that the trend of losses may reverse if, and when, gold and silver are produced from its now 100%-owned Cerro San Pedro project in Mexico. A number of significant events, however, must occur before commercial production at the Cerro San Pedro project can commence, including, but not limited to, the fulfillment of certain conditions identified in its regulatory permits and financing of the anticipated development costs. Accordingly, there can be no assurance that commercial production from the Cerro San Pedro project will be achieved or that such mining activities will be profitable.

Since the Company does not own any interests in producing mineral properties or have any other revenue generating activities, it does not have any operating income or cash flow from operations. The Company's only significant source of income is from interest earned on cash and cash equivalents. Interest income for the year ended December 31, 2002 was consistent with the preceding year. For the year ended December 31, 2001, interest income decreased to $0.07 million from $0.15 million for the year ended December 31, 2000. The $0.08 million decrease was primarily due to a decline in interest rates on short-term investments. Interest income for 2003 will be higher than in 2002 due to higher average invested cash balances, the result of a $9.59 million private placement that closed on March 11, 2003.

General and administrative expenses for the year ended December 31, 2002 of $0.92 million were $0.18 million more than the 2001 expenses of $0.74 million. The increase was primarily attributable to the cost of management bonuses, including payroll burden, totaling $0.17 million in 2002 versus nil bonuses in 2001. General and administrative expenses for the year ended December 31, 2001 of $0.74 million were consistent with 2000 expenditures of $0.72 million.

Exploration expenses for the year ended December 31, 2002 were $0.25 million as compared to $0.20 million for 2001. The Company conducted a five-hole, approximately 940 metre, drilling program to test new targets at its Mara Rosa gold project in Brazil in 2002 versus no drilling activities in 2001. The 2002 drilling program did not encounter any economic mineralization. The cost of the drilling program was approximately $0.07 million and is the primary reason for the $0.05 million increase in exploration expenses in 2002. Exploration expenses of $0.20 million for the year ended December 31, 2001 were consistent with 2000 expenditures of $0.21 million. The Company has budgeted $0.31 million for grass-roots exploration activities in 2003.

The Company incurred reclamation and property closure costs relating to its Mara Rosa project in Brazil of $0.20 million for the year ended December 31, 2002, as compared to $0.05 million for 2001. The increase of $0.15 million is primarily attributable to cost overruns and delays in the Company's closure activities in Brazil to allow for completion of a 2002 drilling program at the Mara Rosa project. The Company increased its estimated liability for reclamation and property closure costs on the Mara Rosa project at December 31, 2001 by $0.05 million. This resulted in a charge to operations of $0.05 million for the year ended December 31, 2001. The Company did not incur any reclamation or property closure costs in 2000.

The Company abandoned three of the six MIMK exploration properties in 2003 resulting in a write-down of mineral properties and deferred exploration expenditures totaling $0.02 million in 2002. At December 31, 2001, the Company elected to write-off the $2.89 million carrying value of its Mara Rosa project. The Company will continue its efforts to joint venture or sell the Mara Rosa project in 2003. At December 31, 2000, due to low precious metal prices, the Company wrote-down the carrying value of its Cerro San Pedro project by $6.67 million to the then estimated value of the project's undiscounted future net cash flows of $10.86 million.

The Company sold its investment in Cambior Inc. common shares in 2000, which resulted in a loss on sale of marketable securities of $0.14 million for the year ended December 31, 2000. There were no sales of marketable securities in 2002 or 2001.

Liquidity and capital resources

The Company relies primarily on the sale of common shares, the exercise of share options and common share purchase warrants, the sale of royalty interests and joint venture arrangements to fund its exploration and project development activities. The extent to which such financing options are pursued in the future will depend upon various factors, including the successful acquisition of new properties or projects, commodity prices, results of exploration and development activities and management's assessment of the capital markets. Any cessation of joint venture funding or significant increase in exploration or project development activities may require the Company to seek additional funding. There is no assurance that such financing will be available when needed or that it can be secured on favourable terms. Furthermore, there is no assurance that the Company will be able to obtain new properties or projects, or that they can be secured on favourable terms. For the years ended December 31, 2002, 2001 and 2000, the Company received net proceeds of $4.08 million, $1.20 million, $0.10 million, respectively, from the sale of equity securities.

At December 31, 2002, the Company had working capital of $4.40 million as compared to $2.32 million at December 31, 2001. The increase of $2.08 million is primarily attributable to a private placement financing of $4.05 million in April 2002 less expenditures on mineral properties and deferred exploration totaling $0.89 million and cash flows used in operating activities totaling $1.23 million.

On February 12, 2003, the Company purchased its joint venture partner's 50% interest in Minera San Xavier, S.A. de C.V. ("MSX"), the owner of the Cerro San Pedro project, for $18.0 million, adjusted for 50% of MSX's working capital as described in Note 14 to the Consolidated Financial Statements. With this purchase, the Company now has a 100% interest in MSX. The Company paid $2 million at closing and is required to make a $5 million payment on or before August 12, 2003, and another $6 million payment in cash or shares on February 12, 2004. In addition, the Company is required to make a $2.5 million payment upon commencement of commercial production and a final payment of $2.5 million one year after commencement of commercial production. On March 11, 2003, the Company closed a private placement for 10.1 million shares at a price of Cdn$1.50 per share for gross proceeds of Cdn$15.1 million (US$9.59 million). Each common share includes a one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of two years to March 11, 2005. Proceeds from the private placement will be used to make the $5 million Cerro San Pedro acquisition payment due on August 12, 2003 and to fund initial development activities at the project.

As of December 31, 2002, the Company had capitalized mineral property and deferred exploration expenditures totaling $12.59 million. This amount includes $10.98 million relating to Cerro San Pedro, of which $0.38 million and $0.79 million were capitalized in 2002 and 2001, respectively, for project development activities. These amounts were reduced by the Company's 50% share of Glamis' equity contributions to MSX of $0.06 million and $0.98 million for 2002 and 2001, respectively. The Company was not required to match Glamis' equity contributions; therefore, the Company's 50% share of Glamis' equity contributions has been allocated as a reduction to mineral property and deferred exploration expenditures. Capitalized expenditures relating to the El Morro project totaled $1.04 million at December 31, 2002, and included $0.08 and $0.02 million for costs that were capitalized during the years ended December 31, 2002 and 2001, respectively. The majority of exploration expenditures relating to the El Morro project are being incurred by Noranda Inc., pursuant to its earn-in requirement as described below. The MIMK project reflected capitalized costs totaling $0.57 million at December 31, 2002, and included $0.42 and $0.07 million for costs that were capitalized during the years ended December 31, 2002 and 2001, respectively. The Mara Rosa project was written off at December 31, 2001; therefore, there were no costs capitalized on the project in 2002. In 2001, $0.28 million was capitalized on the Mara Rosa project.

Additional expenditures were made on the Company's Cerro San Pedro and El Morro projects by its joint venture partners pursuant to earn-in requirements. Expenditures by the Company's joint venture partners totaled approximately $4.5 million, $5.5 million and $2.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company's partner on the El Morro project, Noranda Inc., is required to fund all project exploration activities until such time as it completes the requirements necessary for it to earn a 70% interest in the project. One earn-in requirement is that the joint venture partner must make a $10 million payment to the Company by September 2005. If, and when, the $10 million payment is made, the Company will be required to fund its 30% share of future exploration expenditures at the El Morro project. See Note 3(b) to the Consolidated Financial Statements for details relating to the terms of the El Morro agreement. The Company purchased its joint venture partner's 50% interest in Cerro San Pedro on February 12, 2003. Effective this date, the Company is required to fund all exploration and development costs associated with the Cerro San Pedro project.

The Company is subject to a multitude of risks that may affect future operations which include, among others, metal prices, currency fluctuations, laws governing the repatriation of profits, foreign exchange controls, mineral property exploration and development, environmental contingencies and political and economic stability. The Company manages its foreign currency risk by maintaining maximum cash balances in the currency in which most of the Company's expenditures are made, the U.S. dollar.

Outlook

The Company's primary focus for 2003 will be the development of its 100%-owned Cerro San Pedro project. Approximately $2.0 million has been budgeted for 2003 for initial development of the project. It is estimated that an additional $24 million will be required to complete construction of the mine, which is anticipated to begin during the fourth quarter of 2003. The Company's goal is to raise an estimated $40 million through a combination of equity and debt financing in order to fulfill the payment terms of the purchase agreement, construct the mine and provide the Company with a sufficient level of working capital. There is no assurance that the Company will be successful in its efforts to raise these funds. In the event that the Company is unsuccessful in its financing efforts, it will defer development of the Cerro San Pedro project. This will allow the Company to meet its ongoing general and administrative, and property related expenditures for at least the next eighteen months with its present level of working capital.

Noranda Inc. is required to fund all exploration costs at the El Morro project until such time as it makes a $10 million earn-in payment to the Company, which is due no later than September 2005. Once this payment is made, the Company will be required to fund its 30% share of ongoing exploration costs, if any, associated with the project. The Company was informed by Noranda that it intends to spend approximately $1 million on the El Morro project in 2003. The Company estimates that it will incur exploration costs up to $0.1 million on the El Morro project in 2003.

The Company has budgeted exploration expenditures totaling $0.7 million on the MIMK and other identified exploration projects for 2003. In addition, $0.8 million has been budgeted for general and administrative expenses for 2003. These expenditure levels could materially change depending on market conditions or results achieved from the Company's current exploration programs.

Some of the disclosures included in the 2002 annual report represent "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, opinions and perspectives involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any actual future results, performance or achievements expressed or implied by such forward looking statements.

Management's report

To the Board of Directors and Shareholders of Metallica Resources Inc.

Management is responsible for the preparation of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgements.

Management has established and maintains a system of internal control, designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised of non-management directors, has reviewed in detail the consolidated financial statements with management and external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been examined by external auditors appointed by the shareholders. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial conditions. The auditors have full and free access to the Audit Committee.



Richard J. Hall
President and Chief Executive Officer



Bradley J. Blacketor
Chief Financial Officer and Secretary

March 11, 2003

Independent auditors' report

To the Shareholders of Metallica Resources Inc.

We have audited the consolidated balance sheets of Metallica Resources Inc. as at December 31, 2002 and 2001, and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with accounting principles generally accepted in Canada.



Chartered Accountants
Vancouver, Canada
February 21, 2003, except as to Note 14(b), which is as of March 11, 2003

Metallica Resources Inc.

(An exploration stage company)

Consolidated balance sheets

December 31, 2002 and 2001

U.S. dollars

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents *(Note 11)*	**$ 4,520,886**	$ 2,562,101
Value-added tax and other current assets *(Note 5)*	**285,480**	220,064
	4,806,366	2,782,165
Mineral properties and deferred exploration expenditures *(Note 3)*	**12,587,193**	11,786,622
Fixed assets *(Note 4)*	**92,283**	93,436
Other assets *(Note 5)*	**5,196**	106,633
Total assets	**$17,491,038**	$14,768,856
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 153,017**	$ 188,577
Provision for reclamation and property closure costs *(Note 3(d))*	**150,000**	126,000
Note payable *(Note 6)*	**100,050**	150,050
	403,067	464,627
Shareholders' equity:		
Share capital *(Note 7)* 32,449,167 common shares (2001: 28,472,978)	**43,068,285**	38,964,222
Deficit	**(25,980,314)**	(24,659,993)
	17,087,971	14,304,229
Total liabilities and shareholders' equity	**$17,491,038**	$14,768,856

Contingencies and commitments *(Note 10)*

Subsequent events *(Note 14)*

Approved by the Board:





Craig J. Nelsen

Denis M. Marsh

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(An exploration stage company)

Consolidated statements of operations and deficit

for the years ended December 31, 2002, 2001 and 2000

U.S. dollars, except share data

	2002	2001	2000
Interest income	**$ 64,918**	$ 69,900	$ 152,829
General and administrative expense	**923,885**	743,074	722,147
Exploration expense	**246,828**	198,971	214,000
Reclamation and property closure costs	**198,749**	51,000	–
Write-down of mineral properties and deferred exploration expenditures *(Note 3)*	**21,000**	2,892,086	6,670,194
Loss on sale of marketable securities *(Note 3(a))*	**–**	–	142,709
Loss before income taxes	**(1,325,544)**	(3,815,231)	(7,596,221)
Income tax (recovery) provision *(Note 8)*	**(5,223)**	10,795	3,243
Loss for the year	**(1,320,321)**	(3,826,026)	(7,599,464)
Deficit, beginning of year	**(24,659,993)**	(20,833,967)	(13,234,503)
Deficit, end of year	**$(25,980,314)**	$(24,659,993)	$(20,833,967)
Basic and diluted loss per share	**$ (0.04)**	$ (0.14)	$ (0.28)
Weighted average number of common shares outstanding	**31,295,063**	27,290,979	27,016,825

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.

(An exploration stage company)

Consolidated statements of cash flows

for the years ended December 31, 2002, 2001 and 2000

U.S. dollars

	2002	2001	2000
Cash flows provided from (used in) operating activities			
Loss for the year	**$(1,320,321)**	$(3,826,026)	$(7,599,464)
Non-cash items:			
Depreciation and amortization	**8,638**	5,852	7,557
Common share contribution to retirement plan	**17,163**	15,572	5,167
Reclamation and property closure costs	**24,000**	51,000	–
Write-down of mineral properties and deferred exploration expenditures	**21,000**	2,892,086	6,670,194
Loss on sale of marketable securities	**–**	–	142,709
Changes in non-cash working capital:			
Value-added tax and other current assets	**34,584**	3,598	(76,941)
Accounts payable and accrued expenses	**(16,159)**	(24,837)	(74,569)
Other assets	**1,238**	29,097	(12,286)
	(1,229,857)	(853,658)	(937,633)
Cash flows provided from (used in) investing activities			
Mineral properties and deferred exploration expenditures	**(886,771)**	(1,049,811)	(1,529,783)
Reimbursement of joint venture costs	**–**	–	150,000
Proceeds from sale of marketable securities	**–**	–	108,920
Fixed assets disposals (acquisitions)	**(18,348)**	(5,554)	27,212
	(905,119)	(1,055,365)	(1,243,651)
Cash flows provided from (used in) financing activities			
Contributions to joint venture by joint venture partner	**61,968**	977,788	1,380,000
Repayment of note payable	**(50,000)**	(50,000)	(175,000)
Common shares issued for cash, net of issue costs	**4,054,994**	998,313	98,731
Proceeds from exercise of warrants	**–**	123,088	–
Proceeds from exercise of options	**26,799**	82,227	–
Loan to director	**–**	–	(100,000)
	4,093,761	2,131,416	1,203,731
Increase (decrease) in cash and cash equivalents	**1,958,785**	222,393	(977,553)
Cash and cash equivalents, beginning of year	**2,562,101**	2,339,708	3,317,261
Cash and cash equivalents, end of year	**$ 4,520,886**	$ 2,562,101	$ 2,339,708

Supplementary cash flow information *(Note 11)*

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(An exploration stage company)

Notes to consolidated financial statements

U.S. dollars

1. Nature of operations

Metallica Resources Inc. (the "Company") is engaged in the exploration and acquisition of mineral deposits principally in Mexico and South America. At December 31, 2002, the Company is advancing a gold and silver development project in Mexico with Glamis Gold Ltd. (Notes 3(a) and 14). Construction of the mine is on hold pending the availability of financing. The Company is also advancing a copper and gold porphyry exploration project in Chile with Noranda Inc. (Note 3(b)) and is pursuing various other exploration projects in North and South America.

2. Summary of significant accounting policies

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The significant measurement differences between these principles and those that would be applied to the Company under United States GAAP are described in Note 13.

Consolidation
These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

- Datawave Sciences Inc.
- De Re Holdings Inc.
- Desarrollos Metallica C.A.
- Metallica (Barbados) Inc.
- Metallica Brazil Ltda.
- Metallica Management Inc.
- Minera Metallica Limitada
- MMM Exploraciones, S.A. de C.V.
- Raleigh Mining International Limited

The Company's 50% joint venture investment in Minera San Xavier, S.A. de C.V. ("MSX") is included in these consolidated financial statements using the proportionate consolidation method.

Use of estimates
The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Foreign currency translation
The Company considers the U.S. dollar to be the functional currency of all of its operations and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, nonmonetary balances at historic exchange rates and revenue and expense items at average exchange rates. Foreign currency gains and losses are included in earnings for the period.

Contingencies and commitments
The Company's activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its operations comply in all material respects with all applicable laws and regulations.

Cash and cash equivalents
Cash and cash equivalents include cash in demand deposits and short-term money market investments that, on acquisition, have a term to maturity of three months or less.

Mineral properties and deferred exploration expenditures
The cost of mineral property interests and related exploration costs are capitalized until commercial production is established, the property is disposed of through sale or otherwise, or management believes that the recoverable value has declined. Reclamation costs are accrued and capitalized when management determines that an obligation exists and that the amount can be reasonably estimated. Expenditures related to grass-roots exploration are expensed as incurred.

If a project is put into commercial production, capitalized costs would be depleted on the unit of production basis. Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property. If management determines that a project is not economically viable, the property and the related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the property exceeds the estimated future net cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Fixed assets, depreciation and amortization

Fixed assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following rates are being used:

Equipment	3 to 10 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 17 years
Furniture	3 to 10 years

Provision for reclamation costs

Site restoration costs for exploration and development projects are estimated and charged to earnings when reasonably determinable.

Financial instruments

At December 31, 2002, the carrying value of cash and cash equivalents, value-added tax and other current assets, accounts payable and accrued liabilities, and note payable approximate their fair value due to the relatively short period to maturity of the instruments.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

Stock-based compensation plans

The Company has two stock-based compensation plans, which are described in Note 7. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation. As allowed by the recommendation, the Company has elected not to follow the fair value method of accounting for share options granted to employees and directors. Under the intrinsic value method adopted by the Company, no compensation expense is recorded if the exercise price of the share options is not less than the market price on the date of the grant. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

Loss per share

Loss per share is determined using the weighted average number of shares outstanding during the year. All outstanding options and warrants are anti-dilutive; therefore, basic and diluted losses per share are the same.

3. Mineral properties and deferred exploration expenditures

Mineral property costs and deferred exploration expenditures are summarized as follows:

	December 31, 2002		
	Mineral property costs	Deferred exploration expenditures	Total
Cerro San Pedro, Mexico (a):			
Balance at January 1, 2002	$3,601,493	$7,062,647	$10,664,140
Additions	8,193	374,277	382,470
Contributions to joint venture by joint venture partner	–	(61,968)	(61,968)
Balance at December 31, 2002	3,609,686	7,374,956	10,984,642
El Morro, Chile (b):			
Balance at January 1, 2002	90,000	867,452	957,452
Additions	–	78,552	78,552
Balance at December 31, 2002	90,000	946,004	1,036,004
MIMK, Chile (c):			
Balance at January 1, 2002	17,462	147,568	165,030
Additions	–	422,517	422,517
Write-offs	(7,700)	(13,300)	(21,000)
Balance at December 31, 2002	9,762	556,785	566,547
	$3,709,448	$8,877,745	$12,587,193

	December 31, 2001		
	Mineral property costs	Deferred exploration expenditures	Total
Cerro San Pedro, Mexico (a):			
Balance at January 1, 2001	$3,559,787	$7,295,301	$10,855,088
Additions	41,706	639,537	681,243
Contributions to joint venture by joint venture partner	–	(977,788)	(977,788)
Reclassification from fixed assets	–	105,597	105,597
Balance at December 31, 2001	*3,601,493*	*7,062,647*	*10,664,140*
El Morro, Chile (b):			
Balance at January 1, 2001	90,000	851,039	941,039
Additions	–	16,413	16,413
Balance at December 31, 2001	90,000	867,452	957,452
MIMK, Chile (c):			
Balance at January 1, 2001	12,488	82,510	94,998
Additions	4,974	65,058	70,032
Balance at December 31, 2001	17,462	147,568	165,030
Mara Rosa, Brazil (d):			
Balance at January 1, 2001	927,146	1,732,817	2,659,963
Additions	–	282,123	282,123
Reduction to provision for reclamation costs	–	(50,000)	(50,000)
Write-offs	(927,146)	(1,964,940)	(2,892,086)
Balance at December 31, 2001	–	–	–
	$3,708,955	$8,077,667	$11,786,622

a) Mexico – Cerro San Pedro project

The Cerro San Pedro gold and silver project (the "Project") is located in the State of San Luis Potosi, Mexico. The Project is owned by Minera San Xavier, S.A. de C.V. ("MSX"), which is owned 50% by Glamis de Mexico, S.A. de C.V. and 50% by the Company's wholly owned subsidiary, Raleigh Mining International Limited. On February 12, 2003, the Company purchased Glamis de Mexico, S.A. de C.V.'s 50% interest in MSX for $18.0 million (Note 14(a)).

The feasibility study for the Project is based on an open pit gold and silver mining operation with heap leach processing of ores. The federal, state and local mining permits necessary to commence construction of the Project have been received. MSX intends to proceed with construction of the Project subject to completion of certain requirements identified in the permits, market conditions and the availability of financing. Several governmental agencies periodically supervise compliance with the conditions identified in the permits. Although MSX is currently in compliance with the permit conditions, future non-compliance could result in the permits being revoked. In addition, various complaints have been filed against the government alleging that the permits should not have been granted. In the event that the government was to lose these lawsuits, the permits could be revoked.

The Project is subject to a 2% net smelter return ("NSR") royalty interest in all mineral concessions presently owned or optioned by MSX. In addition, MSX has entered into an agreement with a former owner of certain mining concessions that provides for a 2.5% NSR royalty on any mining that occurs on the properties, subject to a maximum of $1.0 million. Although none of the former owner's mining concessions are in the approved mine plan, the agreement provides for MSX to pay minimum annual royalties of $50,000 beginning in April 2003.

In January 1998, the Company entered into a joint venture agreement (the "Agreement") whereby Cambior de Mexico S.A. de C.V., a wholly owned subsidiary of Cambior Inc. (collectively, "Cambior"), acquired 50% of the outstanding common shares of MSX. Under the terms of the Agreement, Cambior was required to provide $20.0 million in funding to the joint venture in the form of direct payment of the capital requirements of the Project or an equity contribution into the joint venture. In May 2000, Cambior sold its 50% interest to Glamis de Mexico, S.A. de C.V., a wholly owned subsidiary of Glamis Gold Ltd. (collectively, "Glamis"). Glamis assumed the remaining obligation on the $20.0 million funding commitment to MSX. Glamis attained the $20.0 million funding commitment by making the final $2.0 million cash contribution to MSX in January 2001.

The Agreement required that Cambior exchange 199,644 Cambior common shares, which were valued at approximately $1.5 million on January 21, 1998, for one million of the Company's common shares. The Company's investment in Cambior was sold in 2000 resulting in a loss on sale of $142,709.

At December 31, 2000, the Company wrote down its investment in MSX by $6,670,194 due to low precious metal prices.

The Company accounts for its investment in MSX using the proportionate consolidation method, whereby the Company's 50% interest is combined with the financial results of the Company and its subsidiaries. The Company's share of the assets and liabilities of MSX at December 31, 2002 and 2001, and cash flows of MSX for the years ended December 31, 2002, 2001 and 2000 are as follows:

	December 31,	
	2002	2001
Current assets	$ 129,657	$ 442,552
Current liabilities	131,566	192,001
Working capital (deficit)	(1,909)	250,551
Fixed assets, net	75,299	85,309
Mineral properties	3,609,686	3,601,493
Deferred exploration expenditures	7,374,956	7,062,647
Net assets	$11,058,032	$11,000,000

	Year ended December 31,		
	2002	2001	2000
Cash inflow (outflow) from:			
Operating activities	$ 131,546	$ (34,402)	$ (89,410)
Investing activities	(382,896)	(681,243)	(1,215,816)
Financing activities	11,968	902,738	1,205,000
Increase (decrease) in cash	$(239,382)	$ 187,093	$ (100,226)

b) Chile – El Morro project

The Company's activities in Chile are concentrated on gold and copper exploration targets. The El Morro project consists of the La Fortuna and El Morro properties. In September 1999, the Company entered into a revised option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by BHP Minerals ("BHP") by making aggregate payments to BHP of $1,690,000 over a four-year period beginning July 1999. The option agreement also provides for BHP to retain a 2% NSR royalty on the mining concessions. All payments owed pursuant to this agreement since September 1999 have been made by Noranda Inc. ("Noranda") pursuant to the exploration agreement described below.

The Company also entered into an option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by S.L.M. Cantarito and S.L.M. Tronquito (collectively, "Martin") by making aggregate payments to Martin of $1.5 million, which was completed in December 2001. These properties are also subject to a 2% NSR royalty of which a 1% NSR royalty can be repurchased by the Company for $500,000 at any time up to five years following completion of the Martin option purchase. All payments owed pursuant to this agreement since September 1999 have been made by Noranda pursuant to the exploration agreement described below.

The Company acquired a 100% interest in the El Morro copper-gold property, which is adjacent to the La Fortuna property, by staking in 1998. As of December 31, 2002, the Company had incurred net deferred costs totaling $1,036,004 on the El Morro project.

The Company entered into an exploration agreement with Noranda to conduct an exploration program on the El Morro project in September 1999. In February 2000, the agreement was amended and provides for Noranda to earn up to a 70% interest in the project by making aggregate exploration and development expenditures of $10.0 million, including the BHP and Martin option payments, over a five-year period beginning September 1999 and a payment to the Company by September 14, 2005 of $10.0 million. The agreement also provided for Noranda to subscribe for a private placement in the Company for $1.0 million, which was completed in October 2001 by paying the Company $1.0 million in exchange for 918,563 Metallica common shares (Note 7). Noranda also made payments to the Company of $150,000 in each of 1999 and 2000 that have been recorded as a reduction to deferred exploration expenditures. As of December 31, 2002, the Company has been advised that Noranda had incurred approximately $10.0 million of exploration and development expenditures on the El Morro project.

c) Chile – MIMK project

The MIMK project consisted of six copper-gold exploration properties that were acquired in 2000 by staking. At December 31, 2002, three of the MIMK properties with a carrying value of $21,000 were abandoned and written off. The three remaining MIMK properties have a carrying value of $566,547 as of December 31, 2002.

d) Brazil – Mara Rosa project

At December 31, 2001, the Company elected not to proceed with further exploration on the Mara Rosa project and wrote-off its $2,892,086 investment in the project. At December 31, 2002 and 2001, the Company had accrued estimated reclamation and property closure costs relating to the Mara Rosa project of $150,000 and $126,000, respectively.

4. Fixed assets

Fixed assets consist of the following at December 31, 2002 and 2001:

	Cost 2002	Accumulated depreciation and amortization 2002	Net book value 2002
Equipment	$100,183	$ 64,409	$35,774
Vehicles	60,517	58,205	2,312
Building and leasehold improvements	66,546	13,105	53,441
Furniture	23,220	22,464	756
Total	$250,466	$158,183	$92,283

	Cost 2001	Accumulated depreciation and amortization 2001	Net book value 2001
Equipment	$100,412	$ 70,995	$29,417
Vehicles	60,517	54,103	6,414
Building and leasehold improvements	66,546	9,815	56,731
Furniture	23,220	22,346	874
Total	$250,695	$157,259	$93,436

5. Other assets

The Company granted a $100,000 interest free loan to a director and officer in June 2000. The loan is collateralized by real property and is due in June 2003. At December 31, 2002, the loan is included in value-added tax and other current assets; at December 31, 2001, the loan is included in other assets. In the event that the underlying collateral is sold prior to June 2003, the loan is due and payable within 30 days of the date of sale unless additional collateral is provided that is acceptable to the Company.

6. Note payable

The note payable at December 31, 2002 and 2001, is collateralized by mineral properties held by MSX (Note 3(a)) and consists of the following:

	2002	2001
MSX debt, interest at 1% per month effective March 1, 2002, payable monthly	$100,050	$150,050
Less current portion	100,050	150,050
Long-term debt	$ –	$ –

7. Share capital

a) Authorized

Unlimited number of common and preferred shares without par value.

b) Issued and outstanding

	Year ended December 31,					
	2002		2001		2000	
	Shares	*Amount*	*Shares*	*Amount*	*Shares*	*Amount*
Outstanding, beginning of year	28,472,978	$38,964,222	27,077,735	$37,744,962	26,809,877	$37,646,231
Shares issued in private placements (Notes 3 and 7(d))	3,900,000	4,054,994	918,563	998,313	267,858	98,731
Exercise of warrants (Note 7(d))	–	–	267,858	123,088	–	–
Exercise of stock options (Note 7(c))	50,000	26,799	154,000	82,227	–	–
Shares issued for retirement plan (Note 9)	26,189	22,270	55,551	15,632	–	–
Transfer agent share consolidation	–	–	(729)	–	–	–
Outstanding, end of year	32,449,167	$43,068,285	28,472,978	$38,964,222	27,077,735	$37,744,962

On March 19, 1999, the Company adopted a Shareholder Rights Plan whereby each shareholder of record was effectively issued one right for each common share held. In the event that a bidder acquires 20% or more of the outstanding voting shares of the Company, other than by a permitted bid or with the approval of the Board of Directors of the Company, the rights would become exercisable to purchase common shares of the Company at a 50% discount to the then current market price. In June 2002, the shareholders ratified the continued existence of the Shareholder Rights Plan to March 19, 2005.

c) Options

The Company has two stock-based compensation plans. Under these plans the exercise price per share is equal to the closing market price the day prior to granting as quoted on the Toronto Stock Exchange. Each option allows for the purchase of one share and expires not later than ten years from the date it was granted. Options vest over a period up to three years depending on the date of grant.

If the Company had followed the fair value method of accounting, the Company would have recorded additional compensation expense totaling $24,770 for the year ended December 31, 2002. The pro forma effect on loss for the period, and basic and diluted loss per share, for the year ended December 31, 2002, had the Company followed the fair value method of accounting for stock-based compensation for options granted from January 1, 2002, is as follows:

	Year ended December 31, 2002
Loss for the year	$1,320,321
Compensation expense	24,770
Pro forma loss for the year	$1,345,091
Basic and diluted loss per share:	
As reported	$ 0.04
Pro forma	$ 0.04

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions: risk free rate of 4.5%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 50%; and a weighted average expected life of the options of five years.

The following is a summary of options granted under these plans:

	Year ended December 31,			Weighted average exercise price (Canadian dollars) Year ended December 31,		
	2002	2001	2000	2002	2001	2000
Outstanding, beginning of year	2,144,583	2,555,500	2,569,500	$1.01	$1.69	$1.82
Granted	87,500	811,250	141,000	1.39	0.83	0.45
Exercised	(50,000)	(154,000)	–	0.85	0.84	–
Forfeited	–	(18,667)	–	–	1.04	–
Expired	(175,000)	(1,049,500)	(155,000)	2.55	2.55	2.73
Outstanding, end of year	2,007,083	2,144,583	2,555,500	$0.90	$1.01	$1.69
Exercisable, end of year	1,678,333	1,558,750	2,236,500	$0.89	$1.09	$1.82

The following table summarizes information about stock options outstanding at December 31, 2002:

Range of exercise prices (Canadian dollars)	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price (Canadian dollars)
$0.45 to $0.50	215,000	1.9 years	$0.47
$0.70 to $0.85	1,271,250	2.9 years	0.80
$1.11 to $1.39	445,833	1.8 years	1.16
$2.24	75,000	0.3 years	2.24
$0.45 to $2.24	2,007,083	2.5 years	$0.90

All outstanding options expire on or before June 2006.

d) Warrants

On April 16, 2002, the Company sold 3.9 million shares pursuant to a private placement at a price of Cdn$1.80 per share for gross proceeds of Cdn$7.0 million (US$4,054,994 net of share issuance costs). Each common share includes one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of one year.

The 267,858 common shares issued pursuant to a private placement in 2000, each had one common share purchase warrant attached. Each warrant allowed the holder to purchase one common share in the Company at a price of Cdn$0.70 per share. The warrants were exercised in June 2001.

8. Income taxes

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying the loss before income taxes by the Company's combined effective Canadian federal and provincial tax rates of 38.62% (42.12% in 2001 and 45.62% in 2000) is reconciled as follows:

	2002	2001	2000
Income taxes computed using the effective tax rate	$(489,912)	$(1,606,975)	$(3,465,396)
Non-deductible write-down of mineral properties and deferred exploration expenditures	8,110	1,218,147	3,042,943
Net foreign losses subject to different tax rates	91,852	53,147	21,140
Earnings taxed at less than effective rate	(5,262)	(7,766)	(40,438)
Benefit of tax losses not recognized	389,989	354,242	444,994
Income tax (benefit) provision	$ (5,223)	$ 10,795	$ 3,243

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001
Future income tax assets:		
Canada:		
Net operating loss carryforwards	$ 2,326,000	$ 2,227,000
Mineral properties and deferred exploration expenditures	1,989,000	2,169,000
Deferred financing costs	125,000	4,000
Mexico:		
Net operating loss carryforwards	3,517,000	4,630,000
Chile:		
Net operating loss carryforwards	179,000	181,000
Barbados:		
Net operating loss carryforwards	53,000	43,000
Mineral properties and deferred exploration expenditures	31,000	94,000
Other, net	6,000	7,000
Total future income tax assets	8,226,000	9,355,000
Less valuation allowance	(5,771,000)	(5,376,000)
Future income tax assets, net of valuation allowance	2,455,000	3,979,000
Future income tax liability:		
Mexico:		
Mineral properties and deferred exploration expenditures	2,455,000	3,979,000
Net future income tax assets	$ –	$ –

At December 31, 2002, the Company and its subsidiaries have available Canadian tax loss carryforwards of approximately $6.0 million that expire between the years 2003 and 2009, Mexican tax loss carryforwards of approximately $10.0 million that expire between the years 2005 and 2012, Chilean tax loss carryforwards of approximately $1.0 million that can be carried forward indefinitely and Barbados tax loss carryforwards of approximately $2.0 million that expire between the years 2006 and 2011.

9. Pension plan

The Company has a qualified defined contribution savings plan that covers all U.S. based salaried and hourly employees. When an employee meets certain eligibility requirements, the Company matches 50% of employee contributions up to 10% of base salary. Employees vest 100% in the employer matching contribution after three years of service. The Company's matching contributions were $18,038, $15,572 and $18,963 for the years ended December 31, 2002, 2001 and 2000, respectively.

10. Contingencies and commitments

a) MSX entered into a lease agreement with a group of individuals representing Ejido Cerro San Pedro for a 15-year period beginning February 1997. The lease provides for annual lease payments of $30,861 and grants MSX surface rights to Ejido Cerro San Pedro's communal farm land at the proposed mine site. Another group of individuals has filed a lawsuit requesting nullification of the existing lease agreement with MSX alleging that they are the lawful representatives of Ejido Cerro San Pedro. In December 2002, a judgment was rendered in favour of the group of individuals who signed the lease agreement with MSX, which allows them to prove that they are the lawful representatives of Ejido Cerro San Pedro. Management anticipates that this matter will be resolved in favour of MSX.

b) The Company leases certain facilities and equipment under long-term operating lease agreements. As of December 31, 2002, lease commitments for the next five years and thereafter, including the Company's 50% share of MSX leases, are as follows:

2003	$55,700
2004	51,900
2005	49,300
2006	26,600
2007	22,400
Thereafter	112,000

11. Supplementary cash flow information

Cash and cash equivalents include the following at December 31:

	2002	2001	2000
Cash on hand and balances with bank	$ 120,886	$ 459,288	$ 304,129
Short-term investments	4,400,000	2,102,813	2,035,579
	$4,520,886	$2,562,101	$2,339,708

The Company paid interest and income taxes as follows:

	2002	2001	2000
Income taxes	$13,000	$ –	$ –
Interest	$10,005	$ –	$ –

The Company incurred non-cash operating and financing activities as follows:

	2002	2001	2000
Non-cash operating activities:			
Settlement of retirement plan obligation with common shares	$(22,270)	$(15,632)	$ –
Non-cash financing activities:			
Common shares issued for retirement plan contributions	$ 22,270	$ 15,632	$ –

12. Segment information

The Company's operations are limited to a single industry segment being the exploration of mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

	December 31, 2002			
	Mexico	Chile	United States	Total
Mineral properties and deferred exploration expenditures	$10,984,642	$1,602,551	$ –	$12,587,193
Fixed assets, net	75,299	–	16,984	92,283
	$11,059,941	$1,602,551	$16,984	$12,679,476

	December 31, 2001			
	Mexico	Chile	United States	Total
Mineral properties and deferred exploration expenditures	$10,664,140	$1,122,482	$ –	$11,786,622
Fixed assets, net	85,309	–	8,127	93,436
	$10,749,449	$1,122,482	$ 8,127	$11,880,058

13. Reconciliation to United States GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

- For United States GAAP, the Company has elected to continue to account for stock options using the intrinsic value method allowed by existing accounting pronouncements effective both in Canada and in the United States. As such, there are no differences in accounting for stock options.
- As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. For United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 144.
- Canadian GAAP provides for write-downs on the carrying value of the Company's mineral properties and deferred exploration expenditures on a non-discounted cash flow basis when these assets have become impaired. At December 31, 2000, due to depressed gold and silver prices, the Company determined that a $6,670,194 write-down to the carrying value of the Cerro San Pedro project was required. Under United States GAAP, which requires write-downs for impairment to be on a discounted cash flow basis, the carrying value of the Cerro San Pedro project was written down to the estimated present value of the project's future cash flows of $3,559,787, resulting in a United States GAAP write-down of $14,110,407. During the year ended December 31, 2002, the Company wrote-off $99,762 of mineral property acquisition costs on unproven mineral properties.
- Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders' equity. Details of the Company's share of the assets, liabilities and cash flows of the MSX joint venture are set out in Note 3(a).

Had the Company followed United States GAAP, certain items in the statements of operations deficit, balance sheets and statements of cash flows would have been reported as follows:

Statement of operations and deficit	For the year ended December 31,		
	2002	2001	2000
Net loss:			
Net loss, Canadian GAAP	$(1,320,321)	$(3,826,026)	$ (7,599,464)
Net effect of write-down of mineral properties and deferred exploration expenditures	13,300	1,964,940	(5,400,546)
Net effect of deferred exploration expenditures	(600,831)	(313,594)	(121,273)
Net loss, U.S. GAAP	$(1,907,852)	$(2,174,680)	$(13,121,283)
Loss per share, U.S. GAAP	$ (0.06)	$ (0.08)	$ (0.49)

Balance sheet	At December 31,			
	2002		2001	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Mineral properties and deferred exploration expenditures	$12,587,193	$3,689,341	$11,786,622	$3,476,301
Shareholders' equity	$17,087,971	$8,045,207	$14,304,229	$5,848,996

Statement of cash flows	For the year ended December 31,		
	2002	2001	2000
Cash flows from operating activities, Canadian GAAP	$(1,229,857)	$ (853,658)	$ (937,633)
Mineral properties and deferred exploration expenditures	(499,153)	(313,594)	(121,273)
Cash flows from operating activities, U.S. GAAP	$(1,729,010)	$(1,167,252)	$(1,058,906)
Cash flows from investing activities, Canadian GAAP	$ (905,119)	$(1,055,365)	$(1,243,651)
Mineral properties and deferred exploration expenditures	499,153	313,594	121,273
Cash flows from investing activities, U.S. GAAP	$ (405,966)	$ (741,771)	$(1,122,378)

Recent accounting pronouncements

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations when the company adopts the standard on January 1, 2003.

The FASB has issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") has issued CICA 3063 "Impairment of Long-lived Assets." This standard is effective for years beginning on or after April 1, 2003, and establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The CICA has approved, subject to written ballot, a new Handbook section, "Asset Retirement Obligations," to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061, "Property, Plant and Equipment." The standard is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The FASB has issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51," ("FIN 46"). FIN 46 requires that when the majority equity owner of a variable interest entity holds an equity ownership representing less than 10% of the total assets of the variable interest entity, the primary beneficiary of the variable interest entity be required to consolidate the variable interest entity. FIN 46 is effective for fiscal periods beginning after June 15, 2003, for variable interests acquired before February 1, 2003, and for variable interests created after January 31, 2003. The Company expects to adopt FIN 46 on January 1, 2003, and has not yet determined the effect of adopting this interpretation.

14. Subsequent events

a) On February 12, 2003, the Company acquired Glamis' 50% interest in MSX, owner of the Cerro San Pedro gold and silver project in Mexico, for $18.0 million adjusted for 50% of MSX's working capital. The purchase terms are as follows:

(i) $2.0 million paid at closing.
(ii) 50% of MSX's working capital due to Glamis, or 50% of MSX's working capital deficit due to the Company, within 30 days of closing.
(iii) $5.0 million due on or before August 12, 2003.
(iv) $6.0 million in cash or in the Company's common shares due on February 12, 2004.
(v) $2.5 million due at commencement of commercial production.
(vi) $2.5 million due one year from commencement of commercial production.

Glamis will also receive a sliding scale royalty when monthly average gold prices exceed $325 per ounce.

b) On March 11, 2003, the Company closed a private placement of 10.1 million shares at a price of Cdn$1.50 per share for gross proceeds of Cdn$15.1 million. Each common share includes one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of two years to March 11, 2005.

Corporate directory

Officers

Richard J. Hall
President & Chief Executive Officer

Fred H. Lightner
Senior Vice President &
Chief Operating Officer

Bradley J. Blacketor
Chief Financial Officer & Secretary

Directors

Craig J. Nelsen
Chairman, Metallica Resources Inc.
Executive Vice President – Exploration
Gold Fields Ltd.

Richard J. Hall
President & Chief Executive Officer
Metallica Resources Inc.

Fred H. Lightner
Senior Vice President &
Chief Operating Officer
Metallica Resources Inc.

Oliver Lennox-King
Chairman
Southern Cross Resources

Denis M. Marsh
Senior Vice President & Partner
Beutel, Goodman & Company Ltd.

J. Alan Spence
President
Spence Resource Management Inc.

Ian A. Shaw
Managing Director
Shaw & Associates

Head office

Metallica Management Inc.
12200 East Briarwood Avenue
Suite 165
Centennial, Colorado 80112
USA
Telephone: (303) 796-0229
Toll Free: 1-888-933-0313
(Canada & USA)
Facsimile: (303) 796-0265
Email: metallica@metal-res.com
Website: www.metal-res.com

Registered office

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5
Canada

Mexico office

Minera San Xavier, S.A. de C.V.
Camino Cerro de San Pedro a
San Luis Potosi
Km 3+870 No. 200
CP 78440
Cerro de San Pedro, S.L.P.
Mexico
Telephone: (52-444) 814-6151
Facsimile: (52-444) 814-6152

Chile office

Minera Metallica Ltda. c/o Lithotech
Ramon Angel Jara 725
La Serena
Chile
Telephone: (56-51) 229-606
Facsimile: (56-51) 229-606

Auditors

PricewaterhouseCoopers LLP, Vancouver

Legal counsel

Canada – Beach, Hepburn
Mexico – Barrera, Siqueirosy Torres Landa, S.C.
Chile – Cariola Diez Perez-Cotapos

Share listings

The Toronto Stock Exchange
TSX Symbol: MR
Over-the-Counter Bulletin Board
OTCBB Symbol: METLF

Shareholder records

Shareholders may obtain information about their shares, lost certificates and other matters from the Company's transfer agent:

Equity Transfer Services Inc.
Shareholder Services
120 Adelaide St. West, Suite 420
Toronto, Ontario M5H 3V1
Canada
Telephone: (416) 361-0152
Facsimile: (416) 361-0470

Annual reports

Stockholders may obtain, without charge, a copy of Metallica Resources' Annual Report or a copy of Form 20-F, as filed with the Ontario Securities Commission and the United States Securities and Exchange Commission, by contacting the Company.

This Annual Report contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward looking statements contained within are made to provide the reader a perception of the Company's current performance as well as the Company's possible future. Such statements may include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. All forward looking statements in this document involve risk and uncertainties. These forward looking statements are intended to be subject to the safe harbor protection provided by Sections 27A and 21E.

Designed and produced by Stratagem Marketing & Design • Printed in Canada



Metallica Resources Inc.

c/o Metallica Management Inc.

12200 East Briarwood Avenue, Suite 165, Centennial, Colorado 80112 USA

Telephone: (303) 796-0229; Facsimile: (303) 796-0265

Toll Free: 1-888-933-0313 (Canada and USA)

Email: metallica@metal-res.com; website: www.metal-res.com